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      EXHIBIT 12
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                            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                       COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                               PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

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                                                     12 Months Ended

                               September     December     December    December     December  December
                                   1994        1993         1992        1991         1990          1989
                                                (In Thousands of Dollars)
Net Income                   $306,606     $309,866     $264,347     $233,681    $175,446   $276,291
Taxes on Income               147,886      140,833      105,994       88,041      22,818     84,704
Adjusted Net Income          $454,492     $450,699     $370,341     $321,722    $198,264   $360,995
Fixed Charges:
  Interest and Amortization of Debt Discount
     and Expense and Premium on all Indebtedness$202,469$199,415    $200,848    $213,616   $194,656 167,503
  Capitalized Interest                      12,106       16,167       13,800      20,953     25,748 5,842
  Interest Factor in Rentals                 2,001        2,144        2,033       1,801      1,840
2,388
  Total Fixed Charges                     $216,576     $217,726     $216,681    $236,370   $222,244 $175,733

Preferred and Preference
  Dividend Requirements: (1)
  Preferred and Preference Dividends$  40,161$  41,839$  42,247    $  42,746   $  40,261  $  32,381
  Income Tax Required                       19,111       18,763        6,729      15,916      5,166     9,779
  Total Preferred and Preference
      Dividend Requirements              $  59,272    $  60,602    $  58,976   $  58,662  $  45,427 $  42,160

Total Fixed Charges and Preferred
  and Preference Dividend Requirements    $275,848     $278,328     $275,657    $295,032   $267,671 $217,893

Earnings (2)                 $658,961     $652,258     $573,222     $537,139    $394,760   $530,886

Ratio of Earnings to Fixed Charges            3.04         3.00         2.65        2.27       1.78 3.02
Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements                       2.39         2.34         2.08        1.82       1.47 2.44

(1)  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock and preference stock.
(2)  Earnings are deemed to consist of net income that includes earnings of BGE's consolidated subsidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.

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